The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

14 November 2007

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

07028188

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. 2007 Interim Report
2. Holdings in Company
3. Holdings in Company
4. Total voting rights
5. Director/PDMR shareholding

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

PROCESSED
NOV 30 2007
THOMSON FINANCIAL

11/27

Regulatory Announcement

Go to market news section

Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Doc re. Interim Report
Released	15:17 09-Oct-07
Number	4183F

RNS Number:4183F
Michael Page International PLC
09 October 2007

2007 Interim Report

Two copies of the above documentation have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel no: 020 7676 1000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:06 30-Oct-07
Number	6293G

Michael Page

INTERNATIONAL

RNS Number:6293G
Michael Page International PLC
30 October 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Michael Page International Plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached if different):

17 October 2007

6. Date on which issuer notified:

29 October 2007

7. Threshold(s) that is/are crossed or reached:

From 3% - 4% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
ORD GBP0.01	11,958,034	11,958,034

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
	Direct	Indirect Direct	Indirect	Direct	Indir
ORD GBP0.01	13,368,196	13,368,196		4.08	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,368,196	4.08

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (13,368,196 - 4.08% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (11,763,180 - 3.59% = PMC)

Legal & General Insuranc (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (11,763,180 - 3.59% = PMC)

Legal & General Assuranc (LGAS & LGPL)

Legal & General Pensions (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 327,359,925

Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to us in the form of an in-specie transfer.

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 3124 3851

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

82-5162

Regulatory Announcement

Go to market news section

Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:15 30-Oct-07
Number	6328G

Michael Page
INTERNATIONAL

RNS Number:6328G
Michael Page International PLC
30 October 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Michael Page International Plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify) : (No)

3. Full name of person(s) subject to the notification obligation:

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.):

Vidacos Nominees

5. Date of the transaction and date on which the threshold is crossed or reached if different):

26 October 2007

6. Date on which issuer notified:

29 October 2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0030232317	14,359,936	14,359,936

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0030232317	16,413,602	15,415,535	998,067	4.709%	0.305%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
16,413,602	5.014%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will

cease to hold voting rights:

13. Additional information:

14. Contact name: Alison Kennedy
Corporate Governance Manager - Engagement
Standard Life Investments Ltd

15. Contact telephone number: (0131) 245 2289

END

Regulatory Announcement

Go to market news section

RECEIVED

2007 NOV 27 A 1:41

Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	13:58 31-Oct-07
Number	7317G

Michael Page
INTERNATIONAL

RNS Number:7317G
Michael Page International PLC
31 October 2007

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 327,369,115 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 327,369,115.

The above figure of 327,369,115 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	11:32 05-Nov-07
Number	0156H

Michael Page
INTERNATIONAL

RNS Number:0156H
Michael Page International PLC
05 November 2007

Michael Page International plc

5 November 2007

Notification of Interests

The Michael Page Employees' Benefit Trust ("EBT") has purchased a total of 3,527,337 Ordinary shares on 2 November 2007 at a price of 422.5 pence per share. The shares held in the EBT are intended to be used to satisfy future awards made under the Company's Long term Incentive Plan and Deferred Bonus Plan.

The EBT is a discretionary trust for the benefit of employees of Michael Page International plc and its subsidiaries and is registered in the name of Halifax EES Trustees International Ltd.

The Executive Directors of Michael Page International plc are included as potential beneficiaries under the EBT and are deemed to be interested in those shares and the dealings thereof.

Following these transactions, the EBT holds 6,257,147 Ordinary Shares on which dividends are waived and are treated as non dilutive. 4,040,950 Ordinary Shares remain unallocated in the EBT being 1.2% of the issued share capital.

This announcement is made in accordance with DTR 3.1.2R.

Michael Page International plc
Kelvin Stagg, Company Secretary   01932 264141

Financial Dynamics
Richard Mountain   020 7269 7291

END

Close

END